                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)


                             VLSI TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  918270-10-9
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                        2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE:  (408) 765-8080
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JANUARY 31, 1995
                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)
                              Page 1 of 11 Pages

CUSIP No. 918270-10-9                   13D                 Page 2 of 11 Pages

______________________________________________________________________________

1.     NAME OF REPORTING PERSON                              Intel Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-1672743
______________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
______________________________________________________________________________

3.     SEC USE ONLY
______________________________________________________________________________

4.     SOURCE OF FUNDS                                         Working Capital
______________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                              [ ]
______________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
______________________________________________________________________________

   NUMBER OF            7.    SOLE VOTING POWER                      8,032,811
    SHARES
 BENEFICIALLY           8.    SHARED VOTING POWER                          N/A
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                 8,032,811
 REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                     N/A
______________________________________________________________________________

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                        8,032,811
______________________________________________________________________________

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
______________________________________________________________________________

13.     PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                              21%
______________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                             CO
______________________________________________________________________________

CUSIP No. 918270-10-9                 13D                 Page 3 of 11 Pages

  Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 1992 (the "Initial Statement") and previously amended on August 25, 1992 and August 5, 1994 with respect to the common stock (the "Common Stock"), of VLSI Technology, Inc. ("VLSI" or the "Issuer").

Item 2.  Identity and Background.

  (a)    Name of Person Filing:  Intel Corporation
         The officers and directors of Intel are set forth on Appendix A hereto.

  (b)    Address of Principal Business Office:
         2200 Mission College Boulevard
         Santa Clara, CA 95052-8119

  (c)    Principal Business:
         Manufacturer of microcomputer components, modules and systems.

  (d)    Criminal Proceedings:
         During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

  (e)    Civil Proceedings:
         During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)    Place of Organization:
         Delaware.

CUSIP No. 918270-10-9                 13D                 Page 4 of 11 Pages

Item 4.  Purpose of the Transaction.

  The Reporting Person acquired the Common Stock of the Issuer in connection with a 1992 technology agreement to jointly develop chipsets for hand-held computers. Intel and VLSI have determined not to extend their joint development efforts to other chipsets, and have amended their technology agreements accordingly.

  In connection with such determination, Intel presently intends to liquidate all or a portion of its equity ownership in VLSI, through one or more sales pursuant to public or private offerings. Intel may determine to retain some portion of such securities as an investment.

CUSIP No. 918270-10-9                   13D                 Page 5 of 11 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated as of January 31, 1995.

                                            INTEL CORPORATION

                                            By   /s/  F. THOMAS DUNLAP, JR.
                                                ------------------------------
                                                    F. Thomas Dunlap, Jr.
                                                   Vice President, General
                                                    Counsel and Secretary

CUSIP No. 918270-10-9                   13D                  Page 6 of 11 Pages

                                   APPENDIX A

                                   DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:                                Craig R. Barrett

Business Address:                    2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                Executive Vice President and Chief Operating Officer of Intel
                                     Corporation

Name, principal business and         Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other      modules and systems.
organization on which employment     2200 Mission College Boulevard
is conducted:                        Santa Clara, CA 95052



Name:                                Winston H. Chen

Business Address:                    Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa Clara,
                                     CA 95054

Principal Occupation:                Chairman of Paramitas Foundation

Name, principal business and         Paramitas Foundation, a charitable foundation.
address of corporation or other      3945 Freedom Circle, Suite 760
organization on which employment     Santa Clara, CA 95054
is conducted:


Name:                                Andrew S. Grove

Business Address:                    2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                President and Chief Executive Officer of Intel Corporation

Name, principal business and         Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other      modules and systems.
organization on which employment     2200 Mission College Boulevard
is conducted:                        Santa Clara, CA 95052

CUSIP No. 918270-10-9                  13D                   Page 7 of 11 Pages

Name:                                D. James Guzy

Business Address:                    295 North Bernardo, Mountain View, CA 94043

Principal Occupation:                President of The Arbor Company

Name, principal business and         The Arbor Company, a limited partnership engaged in the electronics
address of corporation or other      and computer industry.
organization on which employment     295 North Bernardo
is conducted:                        Mountain View, CA 94043



Name:                                Gordon E. Moore

Business Address:                    2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                Chairman of the Board of Intel Corporation

Name, principal business and         Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other      modules and systems.
organization on which employment     2200 Mission College Boulevard
is conducted:                        Santa Clara, CA 95052


Name:                                Max Palevsky

Business Address:                    924 Westwood Boulevard, Suite 700, Los Angeles, CA 90024

Principal Occupation:                Industrialist

Name, principal business and         Self-employed.
address of corporation or other
organization on which employment
is conducted:


Name:                                Arthur Rock

Business Address:                    One Maritime Plaza, Suite 1220, San Francisco, CA 94111

Principal Occupation:                Venture Capitalist

Name, principal business and         Arthur Rock and Company, a venture capital firm.
address of corporation or other      One Maritime Plaza, Suite 1220
organization on which employment     San Francisco, CA 94111
is conducted:

CUSIP No. 918270-10-9                   13D                  Page 8 of 11 Pages


Name:                                Jane E. Shaw

Business Address:                    c/o Intel Corporation
                                     2200 Mission College Boulevard
                                     Santa Clara, CA 95052

Principal Occupation:                Former President and Chief Operating Officer of Alza Corporation

Name, principal business and         c/o Intel Corporation
address of corporation or other      2200 Mission College Boulevard
organization on which employment     Santa Clara, CA 95052
is conducted:



Name:                                Leslie L. Vadasz

Business Address:                    2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                Senior Vice President, Director, Corporate Business Development,
                                     Intel Corporation

Name, principal business and         Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other      modules and systems.
organization on which employment     2200 Mission College Boulevard
is conducted:                        Santa Clara, CA 95052


Name:                                David B. Yoffie

Business Address:                    Harvard Business School, Soldiers Field Park 1-411, Boston, MA
                                     02163

Principal Occupation:                Max and Doris Starr, Professor of International Business
                                     Administration

Name, principal business and         Harvard Business School, an educational institution.
address of corporation or other      Harvard Business School
organization on which employment     Soldiers Field Park 1-411
is conducted:                        Boston, MA 02163

CUSIP No. 918270-10-9                   13D                 Page 9 of 11 Pages


Name:                                Charles E. Young

Business Address:                    405 Hilgard Avenue, Los Angeles, CA 90024

Principal Occupation:                Chancellor

Name, principal business and         University of California at Los Angeles, an educational institution.
address of corporation or other      405 Hilgard Avenue
organization on which employment     Los Angeles, CA 90024
is conducted:



                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:             G. Carl Everett, Jr.
Title:            Senior Vice President; General Manager, Microprocessor Products Group

Name:             Frank C. Gill
Title:            Senior Vice President; General Manager, Intel Products Group
Address:          5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:             David L. House
Title:            Senior Vice President; Director, Corporate Strategy

Name:             Paul S. Otellini
Title:            Senior Vice President; Director, Sales

Name:             Gerhard S. Parker
Title:            Senior Vice President; General Manager, Technology and Manufacturing Group

Name:             Robert W. Reed
Title:            Senior Vice President; General Manager, Semiconductor Products Group

Name:             Ronald J. Whittier
Title:            Senior Vice President; General Manager, Intel Architecture Laboratories

Name:             Albert Y. C. Yu
Title:            Senior Vice President; General Manager, Microprocessor Products Group

Name:             Michael A. Aymar
Title:            Vice President; General Manager, Intel 486(TM) Microprocessor Division

CUSIP No. 918270-10-9            13D             Page 10 of 11 Pages

Name:             Richard D. Boucher
Title:            Vice President; Director, Corporate Programs

Name:             Andy D. Bryant
Title:            Vice President and Chief Financial Officer

Name:             Dennis L. Carter
Title:            Vice President; Director, Corporate Marketing Group

Name:             Sunlin Chou
Title:            Vice President; Director, Logic Technology Development
Address:          5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:             Jean-Claude Cornet
Title:            Vice President; Director, Microprocessor Technology

Name:             F. Thomas Dunlap, Jr.
Title:            Vice President; General Counsel and Secretary

Name:             Kirby A. Dyess
Title:            Vice President; Director, Human Resources

Name:             Carlene M. Ellis
Title:            Vice President; Director, Information Technology

Name:             Thomas L. Hogue
Title:            Vice President; Director, Corporate Materials and Services

Name:             Harold E. Hughes, Jr.
Title:            Vice President; Director, Planning and Logistics

Name:             Robert T. Jenkins
Title:            Vice President; Director, Corporate Licensing

Name:             D. Craig Kinnie
Title:            Vice President; Director, Architecture Development Lab

Name:             Edward A. Masi
Title:            Vice President; General Manager, Scalable Systems Division
Address:          5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:             Stephen P. Nachtsheim
Title:            Vice President; General Manager, Mobile and Home Products Group

Name:             Arvind Sodhani
Title:            Vice President and Treasurer

CUSIP No. 918270-10-9               13D               Page 11 of 11 Pages

Name:             Michael R. Splinter
Title:            Vice President; General Manager, Components Manufacturing
Address:          4100 Sara Boulevard, Rio Rancho, NM 87124